Traveling Spoon · Edit

Traveling Spoon connects travelers with private, authentic food experiences - from meals to market tours to cooking classes - with locals in their homes.

$500	**$6,000,000**	**Convertible Note**
Minimum	Valuation cap	Security Type



Travel   Marketplaces   Food   San Francisco   Website: http://travelingspoon.com

Share: f 𝕏 in

Travel Industry

$7.6 trillion

Culinary Toursim

$246 billion

> Established presence in 29 countries and 60 cities

> Developed a team with experience from Google, Groupon, Yahoo, Alice Waters and some of the leading tour operators

> Investors include the former CEO of Expedia

> Partnerships in place with Expedia and Viator (owned by TripAdvisor) to scale consumer acquisition

> Exceptional reviews from customers and a Net Promoter Score over 3x the travel industry average

---

> Round Size: US $1,000,000

> Raise Description: Seed

> Minimum Investment: US $500 per investor

> Security Type: Convertible Note

> Valuation Cap: US $6,000,000

SHARE

Traveling Spoon: Travel Off the Eaten Path

Traveling Spoon connects travelers with private, authentic food experiences in people's homes around the world. Our company is addressing the $246 billion culinary tourism industry, offering travelers meaningful, memorable experiences that transform their travels. We have established a presence in 29 countries and have developed a team with experience from Google, Groupon, Yahoo and Alice Waters. We launched our website in September 2015, a fully developed platform that includes an entirely automated payment processing and traveler notifications, and have partnerships in place with Expedia and Viator (owned by TripAdvisor) to scale consumer acquisition. Our goal is to have 100,000 hosts and be serving 10 million travelers, which equates to under 1% of the travel market, a $400MM business.

The Problem

Travel is changing. People seek authenticity, meaning and a connection to local culture when they travel. However, the experiences that have traditionally been offered to travelers are, in our opinion, undifferentiated and unfulfilling, and discovery is broken. Traveling Spoon is creating a new shareable economy that allows travelers to truly experience authentic cuisine in local homes around the world.

The Solution

We are an online platform that connects travelers with locals, enabling them to share authentic, in-home food experiences, from meals to cooking classes to market tours. Imagine traveling to Thailand and instead of eating at a touristy restaurant or going to a local attraction where there are thousands of other people, you take the subway to a new neighborhood. You get picked up by a local, and together, you guys tour her neighborhood market, where you see monks give blessings to vendors and few other tourists in sight. She then drives you in her long boat down a scenic river to her childhood home where you learn to make her favorite recipes that she had learned from her mother. We build the technology to enable these authentic connections and experiences.

What the press is saying

"The next generation of culinary tourism." - Forbes

"If you're constantly seeking traditional dishes on your travels, look no further than Traveling Spoon" - Condé Nast Traveler

"[Shop] for birds eye chillies, raw papaya and basil with your host, before learning to make a classic som tam in their home."- National Geographic Traveler

"8 Must-Have Travel Apps" - CNN

What our customers are saying

"The experience was beyond my imagination!... You step in their home as a guest through Traveling Spoon, but you step out as a part of their family."

"The more I use Travelling Spoon....the more I love the experience of connecting people through food...and the cultural exchange is just another bonus! It's definitely making the world a smaller place."

"We were gifted a cooking lesson with Putu and her family through the Traveling Spoon which proved to be one of the best experiences we had in Bali. For anyone looking to taste wonderful, real Balinese food and interact with a local family, this is a must-do activity for you!"

"Our first Traveling Spoon experience was simply perfect from start to finish! Dewa and Jero were wonderful hosts. We learned a huge amount about Balinese culture and Dewa was happy to answer any questions we had. Their traditional-style house and village are beautiful. The cooking lesson was fantastic, and the resulting meal delicious. The experience was definitely the highlight of our time in Bali."

Disclaimer: The above individuals were not compensated in exchange for their testimonials. In addition, their testimonials should not be construed as and/or considered investment advice.

Highlights
Overview
Pitch Deck
Gallery
Media Mentions
Team Story
Q&A with Founder
Term Sheet
Financial Discussion
Market Landscape
Form C
Data Room

Pitch Deck





















traveling spoon
Travel off the eaten path
AASHI VEL
aashi@travelingspoon.com
STEPH LAWRENCE
steph@travelingspoon.com

DOWNLOAD

Highlights
Overview
Pitch Deck
Gallery
Media Mentions
Team Story
Q&A with Founder
Term Sheet
Financial Discussion
Market Landscape
Form C
Data Room
SeedInvest

Product & Service

Traveling Spoon is an online marketplace that matches travelers with personally vetted home cooks offering private, authentic food experiences worldwide. The technology is a fully built Ruby on Rails web platform that is mobile-optimized. Travelers can visit our website, search by destination and book a host of their choosing. Travelers pay for the experience up front through our website, and we handle the payouts to the host so that no money needs to exchange hands during the experiences.

We vet 100% of our hosts to meet our requirements and have developed a low-cost vetting process through our ambassador program to enable continued high quality at scale. Our vetting system is unique from other platforms'; no other companies - according to our knowledge - have the same rigorous selection process and quality of hosts that we have.

We currently have three offerings: in-home meals, cooking classes and market tours.

We have proven product-market fit with 2,000+ users and an NPS 3x the industry average. Next, our goal is to scale.

Gallery

SHARE





Forbes
CONDÉ NAST Traveler
NATIONAL GEOGRAPHIC TRAVELLER INDIA
CNN
TRAVEL +LEISURE
MONOCLE

Media Mentions

Highlights
Pitch Deck
Media Mentions
Q&A with Founder
Financial Discussion
Data Room
SeedInvest
Overview
Gallery
Team Story
Term Sheet
Market Landscape
Form C

Team Story

We have experienced first-hand the frustration of traveling around the globe only to eat bad food in hotel restaurants and be confronted with tourist-trap destinations. We are passionate travelers who believe that travel is important. In 2007, co-founder Steph Lawrence traveled to China for the first time. After 2 1/2 weeks in the country, she was struck by how little she had connected with the local food and culture. Spending weeks traveling by tour bus from silk factory to hotel banquet hall where she ate with other tourists, she realized she didn't connect with the local culture at all. She decided to move to China in 2009 to learn the language and explore the culture through its food - she wanted to learn to make dumplings from a Chinese grandmother. But when she moved there, she found there was nothing out there to help her find the experiences she sought.

In 2011, Aashi traveled to Mexico and had a similar problem discovering the local food and culture. She scoured review websites trying to find the most authentic food and the least touristy restaurants she could. On her way to another overly-crowded tourist spot, she saw through a window a woman in her kitchen, making dinner. That was where she wanted to be eating dinner, sharing a homemade meal with this local Mexican woman, hearing her stories and learning about her culture.

When we met at business school in Berkeley in 2011, these experiences were still with us. We both believe in the power of travel, that travel can make the world a smaller, better place.

Meet the Founders

Stephanie Lawrence
CO-FOUNDER AND CO-CEO

Stephanie Lawrence is co-founder and co-CEO of Traveling Spoon. She has served in that position since July 2013 at the company's inception. Prior to that, she received her MBA from the UC Berkeley Haas School of Business, where she graduated with honors. Before starting business school Stephanie founded a boutique consulting firm providing strategic development and marketing services for clients ranging from Alice Waters and the Chez Panisse Foundation to READ Global, a Gates Foundation non-profit. She has deep experience in and a passion for marketing and changing consumer behavior, as well as extensive experience in the international development sector working with microenterprise organizations. Stephanie graduated cum laude from Dartmouth College.

Aashi Vel
CO-FOUNDER AND CO-CEO

SHARE



Aashi Vel is co-founder and co-CEO of Traveling Spoon. She has served in that position since July 2013 at the company's inception. Prior to that, she received her MBA from the UC Berkeley Haas School of Business. Aashi has 11 years of experience as an industrial design professional, managing teams of designers and engineers and developing products. Her expertise in user-centered research and experience in product development enable her to transform consumer insights into marketable products. A patent-holder, Aashi has designed products that have received multiple design and packaging awards. Aashi graduated magna cum laude from the Savannah College of Art and Design.

Notable Advisors & Investors



Erik Blachford
Investor, Former CEO Expedia, former CEO of Butterfield&Robinson



Charlie Cheever
Investor, Founder of Quora

SeedInvest



Jamie Dewar
Investor, Marketing Manager at Legend Boats



George Butterfield
Investor, Founder of luxury tour operator Butterfield&Robinson



SHARE



Emily Mitra

Investor, Owner of award-winning DOSA Restaurant



Anjan Mitra

Investor, Owner of award-winning DOSA Restaurant



Jeremy Yap

Investor, Culture+Code



Bill King

Investor, Board Member of Stone Barns Center for Food and Agriculture



Bob Pavey

Investor, Partner at Morgenthaler Ventures



Allison Rose

AR

Kathy Salmanowitz

KS



Alice Waters
Advisor, Founder of Chez Panisse and the Edible Schoolyard Project



Komal Kirtikar
Advisor, Director of Marketing at Lyft



Ron Schneidermann
Advisor, Co-founder Liftopia, CMO at AllTrails



SHARE









Erik Blachford

Advisor, Former CEO Expedia, former CEO of Butterfield&Robinson

Nick Grandy

Advisor, First engineer at Airbnb, two-time YCombinator graduate, founder of Outschool

Pitch Deck
Media Mentions
Q&A with Founder
Financial Discussion
Data Room
Overview
Gallery
Team Story
Term Sheet
Market Landscape
Form C

Q&A with the Founder

Q: Why are gross margins so variable from month to month? How are you concluding 28% rake?

Traveling Spoon: Revenue is on a cash basis with bookings months ahead of the experiences & payouts to hosts in the month of the experiences, so there is some variability month to month. 28% is an average of our accrual margins over the full year.

Q: Why are there Engineering Consulting costs given in-house engineering?

Traveling Spoon: In addition to our in-house engineers we also have a remote support developer who works on a consulting basis; this reduces our total engineering expense given San Francisco's high engineering costs.

Q: Why are Business / General and Medial/Group Insurances so variable from month to month?

Traveling Spoon: Our insurance policies are billed annually and paid in lump sums that are not necessarily evenly spread throughout the full year. For instance, our workers comp is paid in 10 installments throughout the year; our business insurance was paid monthly and then paid off in full halfway through the year.

Q: What's going on with salaries (Aashi, Hannah, Stephanie, Swati) in H2 2016?

Traveling Spoon: Employees took backpay in Feb / Mar for four pay periods: this has been paid back for employees Swati and Hannah, not for founders Aashi and Steph. Backpay is expected to be paid back in Q1 2017. In addition, two employees took maternity leave during 2016 creating additional salary variability.

Q: No deferred comp / accrued expenses?

Traveling Spoon: No, there is none except the backpay owed to Steph and Aashi mentioned in the question previously.

Q: Why are Regional Management salaries also lumpy?

Traveling Spoon: Actual expenses for regional management are consistent, though it looks like they may have been captured elsewhere on the P&L (this is sometimes due to our having multiple accounts in multiple currencies (PayPal, Xoom, etc.) through which we pay our vendors). Also note that we include additional expenses and the cost of sales materials when we send payments to our Regional Manager so there will always be some variability.

Q: In 2015, what were Other Income and Recruiting expense? And what is the difference between Other Income and Traveler Revenue? Where did the $25K in Other Revenue come from?

Traveling Spoon: Recruiting expense refers to the fees we paid a recruiting firm for our CTO hire. All "Traveler Revenue" is revenue booked from travelers. Any revenues before 9/2015 are from our Wordpress site; after 9/15 we launched our existing site and revenues are from that current site you see today, or from our travel partners. $25k revenue is from a competition that we won (the 2014 Dartmouth Entrepreneurs Forum), which our accountant called "Other Income".

Q: Which month should I view as Month 1 after fundraise?

Traveling Spoon: Q1 2017 should be considered Month 1, which is when we anticipate closing our full round.

Q: What are the growth assumptions for Total Experiences based on for the rest of 2016 and in 2017?

Traveling Spoon: We based our growth assumptions on industry comparables drawing on similar companies in the consumer marketplace space, in particular Airbnb's early growth, as well as our historic booking patterns.

Q: How did you project these for each of the 3 revenue channels (Website, Tour Operators / Hotels, Online Partners)?

Traveling Spoon: Currently, 60% of our revenue is driven through the Website, 25% through Online Travel Partners (OTP) and 15% through Tour Operators. We are focused on expanding Online Travel in the short term. We therefore anticipate that for the next two years, OTP will grow to 40% of our revenue. We ultimately want to build a brand around Traveling Spoon and expect that in the long-term, direct website sales will be responsible for the majority of our revenue.

Q: How many Experiences do you have now? Can you give a few examples of what experiences are?

Traveling Spoon: We have served about thousands of travelers - meaning the travelers have booked and paid for the experience and the experience has already been completed. An experience is a meal, cooking class or market tour - anything that is bookable on our website (for instance, a home-cooked Thai meal and cooking class in Bangkok).

Q: Why are Avgerage Prices different for each of the 3 revenue channels?

Traveling Spoon: Price assumptions are all based on our historic actuals. Tour Operator customers tend to be older, higher-end, luxury travelers so we offer our most luxury experiences (a subset of our experiences) to this clientele. Our luxury host experiences are higher in price than our average host experiences. For OTP, their popular destinations tend to be in regions that command higher prices such as Japan, Turkey, etc. Additionally, we typically only include meal + cooking class or market tour experiences on partner platforms that are naturally priced higher than our "meal only" offerings which can be found on our website.

Q: What is current commission % for Online Partners? How did you determine 15% for the model?

Traveling Spoon: This is based on actuals working with our current travel partners. On average, our partner commissions is 15%. The range is between 10-25% depending on the partner and the region. The average is 15%.

Q: You're fundraising for 12 months of runway, but you are negative net income until Q3 2018 ($1.3M in total burn) in your model. How will you address beyond 12 months negative burn?

Traveling Spoon: We will raise an additional institutional round ($2-3M) in late 2017 which we project will fund us through break-even in 2018.

SHARE

Q: The AOV is expensive at $66 / person especially in some of these SE Asian cities. Can you address that?

Traveling Spoon: On pricing: Our $66 price point is the average for a meal and cooking class across all of our destinations; while slightly expensive compared with restaurant dining, these prices are consistent with other analogous cultural experiences in SE Asian cities (a 3+ hour cooking class or tour, for example). The average price point for a meal only is slightly lower across our destinations. However it is still typically higher than "street food" or non-high end restaurant dining. Because of this, our target customer demographic skews slightly older, 28-45 yo young professionals who are staying in 3-5 star accommodations (not younger backpackers / hostel stayers).

Q: What are pushes behind the Bangkok launch?

Traveling Spoon: We are focusing on one market to prove out scale of our model; this initial target will be Bangkok, Thailand. The focus behind this scale is two-fold, focusing on our supply-side growth (increasing hosts), and focusing on demand-side growth (increasing travelers). On the supply side, our goal is to achieve 10x host growth in Bangkok so that we can meet traveler demand. On the supply-side, we are focusing on a few key activities to drive travelers and revenue growth. These include partnering with hotels and concierges to drive on-the-ground sales; partnering with online booking agents to improve online distribution through existing travel channels; and launching a digital advertising campaign to to target in-market travelers traveling to our target destination.

Show fewer answers from the founder

Term Sheet

Fundraising Description

Round description	Seed
Round size	US $1,000,000
Minimum investment	US $500

Key Terms

Security Type	Convertible Note
Conversion discount	20%
Valuation Cap	US $6,000,000

Use of Proceeds

Highlights

Pitch Deck

Media Mentions

Q&A with Founder

Financial Discussion

Data Room

✉ SeedInvest

Overview

Gallery

Team Story

Term Sheet

Market Landscape

Form C

If Minimum Amount Is Raised



- Sales and Marketing
- Engineering and Develo...
- Regional Management
- Offering Fees and Expe...
- General and Administra...
- Unspecified

If Maximum Amount Is Raised



- Regional Management
- Offering Fees and Expe...
- General and Administra...
- Sales and Marketing
- Engineering and Develo...

SHARE